Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

Sep 30, 2013
(in € m.)
Debt (1), (2):
Long-term debt	141,667
Trust preferred securities	12,070
Long-term debt at fair value through profit or loss	10,253

Total debt	163,990

Shareholders’ equity:
Common shares (no par value)	2,610
Additional paid-in capital	26,132
Retained earnings	29,737
Common shares in treasury, at cost	(15)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	422
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(121)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
Foreign currency translation, net of tax	(2,361)
Unrealized net gains from equity method investments	56

Total shareholders’ equity	56,461

Noncontrolling interest	304

Total equity	56,765

Total capitalization	220,755

[1]	€ 1,252 million (1%) of our debt was guaranteed as of September 30, 2013. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 52,670 million (32%) of our debt was secured as of September 30, 2013.

Due to rounding, numbers may not add up precisely to the totals provided.